

June 13, 2012

Via E-mail
Scott D. Wollney
President and Chief Executive Officer
Atlas Financial Holdings, Inc.
150 Northwest Point Boulevard
Elk Grove Village, IL 60007

> **Re: Atlas Financial Holdings, Inc.**
> **Amendment No. 2 to Form 10-12g**
> **Filed June 1, 2012**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed June 1, 2012**
> **File No. 000-54627**

Dear Mr. Wollney:

We have reviewed your amended filings dated June 1, 2012 and your correspondence filed June 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Financial Statements and Supplementary Data

1. Refer to your response to our prior comment one. We acknowledge the addition of your unaudited financial statements and related MD&A for the quarterly periods ended March 31, 2012 and 2011 included in the amended Form 10. However, we note that you have omitted your audited financial statements, auditors' report and related MD&A for the year ended December 31, 2011 in this amendment. Please re-insert the financial statements required by Rule 3-12 of Regulation S-X in your next amendment to your Form 10.

<u>Notes To Consolidated Financial Statements</u>
<u>1. Nature of Operations And Basis Of Presentation</u>
<u>Summary of Significant Accounting Policies</u>

<u>Accounts receivable and other assets, page 45</u>

2. Refer to your response to our prior comment two. We acknowledge the disclosure in your response letter, dated June 1, 2012, that your settlement agreement resulted in a cash recovery approximating $132,000. We concur that the amount is immaterial and with your proposed recognition in your second quarter 2012 Form 10-Q. However, the disclosure in your Form 10 (including amendments), Form 10-K for FY 2011 and Form 10-Q for the quarterly periods ended March 31, 2012 only states the following:

   "Atlas' allowance for bad debt primarily relates to a single agent. Settlement proceedings with this agent were ongoing as of March 31, 2011. A settlement was executed in April 2012 and will be reflected in Atlas' financial statements for the six month period ended June 30, 2012."

   Please revise these filings to include the following key disclosure, included in your response letter, to allow the investor to properly assess the risks associated with this receivable:
   - The fact that the "entire receivable balance from this agency was previously fully reserved", and
   - The settlement executed in April 2012 resulted in a minor recovery of previously reserved amounts.

<u>Item 14. Changes in and Disagreements with Accountants, page 77</u>

3. Revise your disclosure to clearly indicate if there were any disagreements with KPMG. Also, file a currently dated letter as an exhibit that is addressed to the Securities and Exchange Commission and that addresses the revised disclosures made in Form 10/A as required by Item 304 of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Scott D. Wollney
Atlas Financial Holdings, Inc.
June 13, 2012
Page 3

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, or, if she is unavailable, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director